SEWARD & KISSEL LLP
                              1200 G Street, N.W.
                             WASHINGTON, D.C. 20005

                           TELEPHONE: (202) 737-8833
                           FACSIMILE: (202) 737-5184
                                 www.sewkis.com


                                                       July 26, 2006


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Patricia Williams

           Re:      Fairholme Funds, Inc. (the "Company")
                    (File Nos. 333-88517 and 811-09607)
                    -----------------------------------

Ladies and Gentlemen:

     On July 7, 2006, Paul M. Miller and Michelle C. Roberts of this office received oral comments from Patricia Williams of the staff of the Securities and Exchange Commission on Post-Effective Amendment No. 9 under the Securities Act of 1933, as amended, and Amendment No. 11 under the Investment Company Act of 1940, as amended, to the Company's Registration Statement on Form N-1A. The comments and the Company's responses are presented below.

Prospectus
----------

     Comment 1:     Under the heading "The Fund's Principal Investment
                    Strategies," please define the types of equity securities in which the Fund will invest.

     Response:      The prospectus has been revised to include a definition of equity securities. Equity securities have been defined to include, but not be limited to, common stocks, partnership interests, business trust shares, convertible securities, and rights and warrants to subscribe for the purchase of such equity securities.

     Comment 2:     Under the heading "The Fund's Principal Investment
                    Strategies," please describe the quality of the foreign government debt obligations in which the Fund may invest and the nature of any credit and/or maturity strategies with respect to those securities.

     Response:      The following disclosure has been added to the prospectus in response to this comment:

                    "Short-term debt obligations of foreign governments will generally have a maturity of one year or less and a credit rating of A or better by Standard & Poor's Ratings Services ("S&P") or a similar rating by another nationally recognized statistical rating organization ("NRSRO")."

     Comment 3:     Under the heading "Focused Portfolio and Non-Diversification
                    Risks," please change "concentrated" to "invested" in the following sentence:

                    "The Fund may also have a greater percentage of its assets concentrated in particular industries than a diversified fund... ."

     Response:      The prospectus has been revised to reflect this comment.

     Comment 4:     Under the heading "Principal Risks of Investing in the
                    Fund," please provide disclosure with respect to the Fund's investments in short-term debt obligations of foreign governments describing interest rate risk and credit risk.

     Response:      The following disclosure has been added to the prospectus:

                    Interest Rate Risk of Debt Securities. All debt securities face the risk that their principal value will decline because of a change in interest rates. Generally, investments subject to interest rate risk will decrease in value when interest rates rise and will rise in value when interest rates decline. Also, securities with longer maturities will experience a more pronounced change in value when interest rates change.

                    Credit Risk of Debt Securities. A debt instrument's credit quality depends on the issuer's ability to pay interest on the security and repay the debt: the lower the credit rating, the greater the risk that the security's issuer will default. The credit risk of a security may also depend on the credit quality of any bank or financial institution that provides credit enhancement for the security. In the case of short-term debt obligations of foreign governments, we will generally purchase securities with a maturity or one year or less and a credit rating of A or better by S&P or any similar rating by another NRSRO.

     Comment 5:     Under the heading "Performance Bar Chart," please provide
                    return information for the Fund's most recently completed calendar quarter.

     Response:      The following disclosure has been added to the prospectus:

                    "Through June 30, 2006, the year-to-date unannualized return was 8.93%."

     Comment 6:     Under the heading "Fund's Portfolio Managers," please
                    disclose the length of a portfolio manager's service with the Fund and clarify the roles of the portfolio managers and any related limitations.

     Response:      The prospectus has been revised to reflect the length of
                    each portfolio manager's service with the Fund and their respective roles and limitations.

Statement of Additional Information
-----------------------------------

     Comment 1:     Under the heading "Investment Adviser," please provide the information, including compensation information, separately for each portfolio manager, and, clarify whether a portfolio manager manages a particular account type individually or as part of a team.

     Response:      The SAI has been revised in response to this comment.
                    Specifically, portfolio management information has been presented in a tabular format. The table discloses the following with respect to each portfolio manager: (i) the total number of registered investment companies (and total assets) managed by the portfolio manager; (ii) the total number of privately offered pooled investment vehicles (and total assets) managed by the portfolio manager; and (iii) the total number of separate accounts (and total assets) managed by the portfolio manager. In addition, the SAI has been revised to reflect (i) each portfolio manager's compensation arrangements and (ii) that the portfolio managers manage the various account types as part of a team.

     Comment 2:     Under the heading "Directors and Officers - Nominating
                    Committee," please disclose how many meetings the Committee held during the last fiscal year and disclose whether or not the Committee accepts shareholder recommendations for Directors.

     Response:      The following disclosure has been added to the SAI:

                    "The Nominating Committee was organized in 2006, and consequently, held no meetings during the 2005 fiscal year. The Nominating Committee does not consider nominees recommended by shareholders as candidates for Board membership."

                                      * * * * * *

     We have been authorized by the Company to represent to the staff of the SEC that should the SEC or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing. The Company represents that it will not assert any such action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Company further acknowledges that any action of the SEC or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

     As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Company.

     Should you have any further questions, please do not hesitate to call Paul
M. Miller or me at (202) 737-8833.

                                                       Regards,

                                                       /s/ Michelle C. Roberts
                                                       -----------------------
                                                           Michelle C. Roberts

cc:   Keith D. Trauner
      Paul M. Miller

SK 22146 0003 685574